Exhibit 5.1

SAMUEL MAY

3322 Nevada Avenue

Costa Mesa, CA. 92626

Mr. Barry Hollander                                                                                                             May 2, 2017

Board of Directors

Cabinet Grow, Inc.

RE: Resignation

Dear Barry:

Please accept this letter effective immediately as my notice of my resignation as Chief Executive Officer, Interim Chief Financial Officer and Director of Cabinet Grow, Inc. (“CBNT”). As a result of my resignation, I no longer hold any officer or director positions whatsoever with the Company. Please note that I am resigning my officer and director positions to allow me the time needed to pursue other interests. I do not have any disagreements or disputes with the Company.

Sincerely,

/s/ Samuel May

Samuel May